February 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attn: Ada D. Sarmento and Tim Buchmiller

RE:	Biophytis S.A. (the “Registrant”) – Request for Acceleration Registration Statement on Form F-1, as amended File No. 333-252225

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-252225) (the “Registration Statement”), so that it may become effective at 5:00 p.m., Eastern Standard Time on Tuesday, February 9, 2021, or as soon thereafter as practicable.

The Registrant hereby authorizes each of Wendy Grasso and Aron Izower of Reed Smith LLP, attorneys for the Registrant, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Wendy Grasso at (917) 993-3645 or, in her absence, Aron Izower at (718) 926-7969.

BIOPHYTIS S.A.

By:	/s/ Stanislas Veillet
Name: Stanislas Veillet
Title: Chief Executive Officer